
FAIRBORNE
ENERGY TRUST


05010935



August 24, 2005


SEC MAIL
RECEIVED
PROCESSING
AUG 3 1 2005
WASH. D.C.
213
SECTION

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

SUPPL

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Deanna Soderquist at (403) 290-7760.

Regards

FAIRBORNE ENERGY TRUST



Deanna Soderquist
Executive Assistant

File #82-34836

**PRESS RELEASE**

**FAIRBORNE ENERGY TRUST**
**CONFIRMS MONTHLY DISTRIBUTION OF CDN $0.11 PER UNIT**

July 19, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.11 per trust unit for the month of July 2005. The distribution will be paid on August 15, 2005 to unitholders of record on July 31, 2005. The ex-distribution date is July 27, 2005.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7751

Aaron G. Grandberg
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-3217 Fax.: (403) 290-7751

*Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*


FAIRBORNE
ENERGY TRUST

For the period ended June 30, 2005

HIGHLIGHTS

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | [illegible] | 2004 | [illegible] | 2004 |
| *($ thousands, except per share amounts)* | | | | |
| Petroleum and natural gas revenue | [illegible] | 29,756 | [illegible] | 48,185 |
| Funds generated from operations | [illegible] | 15,083 | [illegible] | 25,046 |
| Per unit - basic | [illegible] | $ 0.39 | [illegible] | $ 0.70 |
| Per unit - diluted | [illegible] | $ 0.36 | [illegible] | $ 0.64 |
| Net income | [illegible] | 2,786 | [illegible] | 6,081 |
| Per unit - basic | [illegible] | $ 0.07 | [illegible] | $ 0.17 |
| Per unit - diluted | [illegible] | $ 0.07 | [illegible] | $ 0.16 |
| Exploration and development expenditures | [illegible] | 20,956 | [illegible] | 40,090 |
| Acquisitions, net of dispositions | [illegible] | (10,650) | [illegible] | 100,562 |
| Working capital deficit | [illegible] | 8,626 | [illegible] | 8,626 |
| Bank indebtedness | [illegible] | 76,159 | [illegible] | 76,159 |
| *(Units as noted)* | | | | |
| Production | | | | |
| Natural gas (Mcf per day) | [illegible] | 30,410 | [illegible] | 24,131 |
| Crude oil (bbls per day) | [illegible] | 2,492 | [illegible] | 2,224 |
| Natural gas liquids (bbl's per day) | [illegible] | 241 | [illegible] | 190 |
| Total (BOE per day) | [illegible] | 7,801 | [illegible] | 6,436 |
| Average sales price | | | | |
| Natural gas ($ per Mcf) | [illegible] | 6.74 | [illegible] | 6.68 |
| Crude oil ($ per bbl) | [illegible] | 44.10 | [illegible] | 42.26 |
| Natural gas liquids ($ per bbl) | [illegible] | 50.11 | [illegible] | 47.66 |
| Netback per BOE ($ per BOE) | | | | |
| Petroleum and natural gas sales | [illegible] | 41.91 | [illegible] | 41.06 |
| Royalties | [illegible] | (9.15) | (10.27) | (9.15) |
| Transportation | [illegible] | (0.04) | (0.47) | (0.04) |
| Operating expenses | [illegible] | (8.13) | (8.24) | (7.42) |
| Operating netback | 30.45 | 24.59 | 28.42 | 24.45 |
| Wells drilled (gross) | 6 | 12 | 22 | 54 |
| Undeveloped land (net acres) | 200,903 | 219,705 | 200,903 | 219,705 |

## 2005 FIRST QUARTER REPORT TO SHAREHOLDERS

- Fairborne Energy Trust began trading on June 1, 2005 and paid its first distribution of $0.11 per unit on July 15th.
- The initial distribution represented a 56% payout ratio based on annualized June 2005 cash flow.
- Current production is 11,200 BOE per day, (72% natural gas).
- Hedging strategy commenced during record high commodity prices ensuring more predictable cash flows over the near term.
- Recent discoveries at Columbia/Harlech and Westerose, together with continued success on the Clive coal bed methane ("CBM") project, will add to the Trusts growth prospects through the balance of 2005 and 2006.

On May 26, 2005 shareholders of Fairborne Energy Ltd. approved a Plan of Arrangement ("the Arrangement") which resulted in the creation of two new entities: Fairborne Energy Trust ("Fairborne" or "the Trust"), an open-ended investment trust, and Fairquest Energy Limited ("Fairquest"), a new junior exploration-focused company. The Plan of Arrangement was effective June 1, 2005, and, as such, the second quarter results reflect one month of the Trust and two months of Fairborne Energy Ltd. prior to conversion.

The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate will be to maintain and expand on its existing production base in order to generate stable monthly distributions to Unitholders.

In conjunction with the Arrangement, The Trust entered into farmout agreements with Fairquest on a number of exploratory properties retained by the Trust. Under these agreements, Fairquest assumed a commitment to drill 25 wells on Trust lands over the next 24 months. Through farmout agreements with Fairquest, the Trust will have the opportunity to participate in the development of exploration lands without deploying additional capital.

The Trust also entered into a Technical Services Agreement ("TSA") with Fairquest wherein the Trust provides access to personnel and certain administrative and technical staff in connection with the management, development, exploitation and operation of the assets of Fairquest. The Trust provides these services to Fairquest on an expense reimbursement basis, based on Fairquest's monthly capital expenditures and production levels relative to the combined capital activity and production levels of both the Trust and Fairquest.

The Trust made its first distribution on July 15, 2005 to Unitholders of record at June 30, 2005. The distribution was on target with management expectations at $0.11 per unit, which represented a 56% payout ratio on annualized June 2005 cash flow. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions.

The term "units" has been used to identify both trust units and exchangeable shares to the Trust issued on or after June 1, 2005 as well as common shares of Fairborne Energy Ltd. outstanding prior to the conversion on June 1, 2005.

During the second quarter, Fairborne drilled six wells (3.05 net) resulting in five natural gas wells (2.08 net) and one oil well (1.0 net) with a 100% success rate. Two wells drilled during the second quarter on the Peace River Arch and one well at Columbia/Harlech were brought on production in late June and were responsible for the growth in production volumes at the end of the second quarter. One additional well, a first quarter discovery, was completed during June and is anticipated to begin production in late August.

Plant shutdowns for scheduled maintenance and repairs curtailed production volumes for the second quarter with all production being brought back on line in early June. Trust production volumes averaged 11,000 BOE per day for the last three weeks of June, after all wells were brought back on line.

The Trust began the third quarter with production of approximately 11,300 BOE per day (72% natural gas) as a result of second quarter drilling with new volumes added at Saddle Hills and Columbia/Harlech in late June. In addition, the Trust anticipates production additions during the third quarter at Clive (CBM), Westerose, Wild River and Columbia/Harlech.

Current drilling activities, which resumed after spring break-up in late June/early July, include locations at Columbia/Harlech, Westerose, Brazeau, the Peace River Arch and Clive's coal bed methane project.

During the second half of 2005 and the first quarter of 2006 the Trust anticipates that 10 to 12 wells will be drilled at Columbia/Harlech and Brazeau, two wells will be drilled at Westerose and two wells will be drilled on the Peace River Arch by Fairquest under farmout agreements. On average, the farmout agreements provide for Fairquest to earn a 60%-70% interest by paying 100% of the costs. As such, the Trust retains a 30%-40% interest without making additional capital expenditures.

Commodity prices remained volatile over the second quarter of 2005. However, based on the recent growth in production and the current strength in commodity prices, the Trust anticipates delivering stable distributions to unitholders for the remainder of 2005. In addition to our drilling/exploitation based strategy, we continue to look at acquisitions in our core operating areas that would provide for accretive production, reserve and cash flow per unit growth as well as undeveloped land to utilize our strong technical staff for organic growth opportunities.

President and CEO,
August 5, 2005

File #82-34836

M D & A

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, August 5, 2005. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review second quarter 2005 activities and results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements including notes for the six months ended June 30, 2005 and the audited consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was converted into two new entities, Fairquest Energy Limited, a publicly traded exploration-focused company, and Fairborne Energy Trust, an open ended unincorporated investment trust.

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate will be to generate stable, monthly distributions while maintaining a solid production base.

This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations and distributable cash/cash available for disribution, and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations and distributable cash/cash available for disribution, and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.

Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

Fairborne Energy Trust ("Fairborne" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd, Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. ("Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was converted into two new entities, Fairquest Energy Limited, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands.

The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate is to generate stable monthly distributions and to participate in the development of exploration lands transferred to Fairquest without deploying additional capital.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. The six months ended June 30, 2005 reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

M D & A

The Plan of Arrangement which resulted in the creation of Fairborne Energy Trust was effective June 1, 2005. As such, the second quarter 2005 interim report and financial statements include two months operations of the former Fairborne Energy Ltd. and one month of operations as Fairborne Energy Trust. The following are some key operating and financial highlights specific to the Trust's operations for the month following conversion:

| | June 1 to June 30 2005 |
|---|---|
| *(units as noted)* | |
| Production | |
| Natural gas (Mcf per day) | [illegible] |
| Crude oil (bbls per day) | [illegible] |
| Natural gas liquids (bbls per day) | [illegible] |
| Total (BOE per day) | [illegible] |
| Average sales price | |
| Natural gas ($ per Mcf) | [illegible] |
| Crude oil ($ per bbl) | [illegible] |
| Natural gas liquids ($ per bbl) | [illegible] |
| *($ thousands, except per unit amounts)* | |
| Petroleum and natural gas revenue | [illegible] |
| Funds generated from operations | [illegible] |
| Cash distributions declared | [illegible] |
| Per unit | $ [illegible] |
| Exploration and development expenditures | [illegible] |
| Working capital deficit | [illegible] |
| Bank indebtedness | [illegible] |

During the first month of operations as a trust, Fairborne's daily production was reduced by approximately 400 BOE per day due to scheduled third party facility turnaround activities. Fairborne recorded average daily production in June of 10,610 BOE per day, with average production of approximately 11,000 BOE per day for the latter part of the month once turnaround activities were completed. The Trust expects to maintain or improve on this level of production for the remaining six months of 2005.

In the month of June, Fairborne realized a natural gas price of $7.63 per Mcf, which included $0.06 per Mcf of gains recorded on fixed price physical contracts. Fairborne's realized prices for crude oil and natural gas liquids in June 2005 were $66.11 per bbl and $44.33 per bbl respectively. There were no hedges outstanding on crude oil or NGLs during June 2005.

Strong commodity prices in June contributed to total revenues of $16.2 million for the month. Credits of $1.3 million recorded in June as an adjustment for 2004 crown royalties impacted funds generated from operations of $10.2 million ($8.9 million before crown adjustments) for the first month of operations.

Capital expenditures during the month of June included $0.3 million in land and lease acquisitions; $4.2 million in drilling and completions; and $2.5 million in well equipment and facility expenditures. The majority of expenditures during the month were focused in the Trust's Wild River and West Pembina/Brazeau properties. Expenditures during the month were financed through a combination of funds generated from operations and bank debt.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and investment opportunities, it is expected that the remaining 40% of cash available will fund the Trust's annual capital expenditure program, including minor property acquisitions.

| ($thousands except as noted) | June 1 to June 30 [illegible] |
|---|---|
| Funds generated from operations | [illegible] |
| Less: One-time 2004 credits on crown royalties booked in June | [illegible] |
| Cash withheld to fund capital expenditures | [illegible] |
| Cash distributions declared | [illegible] |
| Cash distributions per unit | [illegible] |
| Payout ratio | [illegible] |

M D & A

Production

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Natural gas (Mcf per day) | [illegible] | 30,410 | 55 | [illegible] | 24,131 | 99 |
| Crude oil (bbls per day) | [illegible] | 2,492 | 3 | [illegible] | 2,224 | 26 |
| Natural gas liquids (bbls per day) | [illegible] | 241 | 75 | [illegible] | 190 | 116 |
| Total (BOE per day) | [illegible] | 7,801 | 39 | [illegible] | 6,436 | 74 |
| Natural gas % of production | [illegible] | 65% | 11 | [illegible] | 62% | 15 |

Fairborne's second quarter production averaged 10,826 BOE per day compared to 11,617 BOE per day in the first quarter of 2005, reflecting the impact of facility turnarounds and the disposition of properties to Fairquest. Pursuant to the Plan of Arrangement, the Trust disposed of producing natural gas properties averaging approximately 1,000 BOE per day to Fairquest effective June 1, 2005. Scheduled maintenance projects at major facilities during May and June 2005 also decreased second quarter average production by approximately 1,000 BOE per day.

Natural gas production averaged 47.1 MMcf per day in the second quarter 2005, 55% higher than the 2004 average of 30.4 MMcf per day. Strengthened natural gas production in 2005 reflects successful drilling and acquisition activities undertaken throughout 2004. New production added in the Peace River Arch and Columbia/Harlech areas at the end of the second quarter of 2005 was offset by reduced production from facility turnarounds and the disposition to Fairquest. On a year-to-date basis, natural gas production has doubled in 2005 compared to 2004 primarily due to acquisitions undertaken in 2004 and new production being brought on-stream late in 2004 on the Columbia/Harlech properties, as well as coal bed methane wells in the Trust's Clive area.

Crude oil and NGL production for the second quarter of 2005 averaged 3,211 bbls per day, consistent with first quarter 2005 average production of 3,445 bbls per day. The acquisition of Case Resources Inc. ("Case") effective July 2004, as well as a light oil discovery at Columbia/Harlech in the first quarter of 2005, accounted for the majority of the increase in oil production compared to 2004 on both a quarter-over quarter basis and on a year-to-date basis.

Commodity Prices & Hedging Activities

Fairborne realized the following commodity prices for the second quarter and six months ended June 30, 2005 as compared to the same period in 2004:

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Average Prices | | | | | | |
| Natural gas ($ per Mcf) | [illegible] | 6.74 | 12 | [illegible] | 6.68 | 10 |
| Crude oil ($ per bbl) | [illegible] | 44.10 | 39 | [illegible] | 42.26 | 31 |
| Natural gas liquids ($ per bbl) | [illegible] | 50.11 | (10) | [illegible] | 47.66 | (2) |
| BOE ($ per BOE) | [illegible] | 41.90 | 17 | [illegible] | 40.98 | 15 |
| Benchmark Prices | | | | | | |
| WTI –Edmonton par (Cdn$ per bbl) | [illegible] | 50.82 | 30 | [illegible] | 48.37 | 32 |
| AECO (Cdn$ per Mcf) | [illegible] | 6.98 | 5 | [illegible] | 6.70 | 6 |

The Trust uses a variety of risk management tools to achieve the following objectives:

- to provide greater certainty and stability to the Trust's capital program and distributions;
- to protect unitholder return on investment;
- to reduce risk exposure to budgeted annual cash flow projections; and
- to help ensure transaction economics on acquisitions.

During the second quarter of 2005, 16% of natural gas was hedged under fixed price contracts resulting in a gain of $78,000, which is included in natural gas revenue and is reflected in the second quarter realized price ($0.02 per Mcf). On a year-to-date basis, Fairborne realized a natural gas price of $7.37 per Mcf, which includes $0.03 per Mcf on gains for fixed price contracts. Comparatively, Fairborne did not have any natural gas hedges during the second quarter of 2004 and on a year-to-date basis, Fairborne had hedged an average of 1,920 MMcf per day in 2004, which increased the natural gas price for the six months ended June 30, 2004 by $0.30 per Mcf.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts entered into after June 30, 2005:

| Month | Floor Volume (Mcf/day) | Average Floor Price ($/Mcf) | Ceiling Volume (Mcf/day) | Average Ceiling Price ($/Mcf) |
|---|---|---|---|---|
| August 2005 | 17,352 | 7.98 | 16,438 | 9.08 |
| September 2005 | 11,872 | 7.89 | 10,959 | 9.07 |
| October 2005 | 13,699 | 7.89 | 12,785 | 9.04 |
| November 2005 | 16,438 | 8.51 | 2,740 | 8.76 |
| December 2005 | 9,132 | 9.03 | 1,826 | 11.11 |
| January 2006 | 10,959 | 9.03 | 3,653 | 11.10 |
| February 2006 | 10,959 | 9.03 | 3,653 | 11.10 |
| March 2006 | 10,959 | 9.03 | 3,653 | 11.10 |
| April - October 2006 | 1,826 | 8.21 | 1,826 | 9.91 |

*Actual contracts converted from GJ to Mcf on the basis of 1.095 heat content.*

The Trust did not have any hedges on oil production during the second quarter of 2005. First quarter 2005 hedges were reflected in the year-to-date oil price as a reduction of $3.33 per bbl. Comparatively, fixed price contracts on 700 bbls per day of crude oil throughout the six months ended June 30, 2004, reduced the second quarter 2004 crude oil price by $3.21 and the six month average price by $2.80 per bbl.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts entered into after June 30, 2005:

| Month | Floor Volume (bbls/day) | Average Floor Price ($US/bbl) | Ceiling Volume (bbls/day) | Average Ceiling Price ($US/bbl) |
|---|---|---|---|---|
| August 2005 | 1,100 | 55.00 | 500 | 65.20 |
| September 2005 | 1,100 | 55.00 | 500 | 65.20 |
| October 2005 | 1,100 | 55.00 | 500 | 65.20 |
| November 2005 | 1,100 | 55.00 | 500 | 65.20 |
| December 2005 | 1,100 | 55.00 | 500 | 65.20 |
| January 2006 | 500 | 60.00 | 500 | 60.00 |
| February 2006 | 500 | 60.00 | 500 | 60.00 |
| March 2006 | 500 | 60.00 | 500 | 60.00 |

Petroleum and Natural Gas Revenue

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| *($thousands)* | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Natural gas | [illegible] | 18,752 | 73 | [illegible] | 29,439 | 118 |
| Crude oil | [illegible] | 10,101 | 41 | [illegible] | 17,206 | 63 |
| Natural gas liquids | [illegible] | 899 | 93 | [illegible] | 1,449 | 138 |
| Other income | [illegible] | 4 | n/a | [illegible] | 91 | n/a |
| Total | [illegible] | 29,756 | 64 | [illegible] | 48,185 | 100 |

Fairborne's revenue has doubled for the six months ended June 30, 2005 compared to the same period in 2004, reflecting strong commodity prices and the substantial growth in the Trust's production base.

Royalties

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Royalties, net *($thousands)* | [illegible] | 6,493 | 53 | [illegible] | 10,713 | 95 |
| As a % of sales | [illegible] | 21.8% | (6) | [illegible] | 22.2% | (2) |
| Per BOE | [illegible] | $ 9.15 | 10 | [illegible] | $ 9.15 | 12 |

Fairborne's reported royalty rate was lower in the second quarter 2005 (20.4%) compared to the first quarter 2005 (22.9%) and compared to the prior year (21.8%) due to a one-time $1.3 million adjustment for crown royalty credits on 2004 gas cost allowance recorded in June 2005. Fairborne expects royalties to average between 22% and 24% for the remainder of 2005.

Transportation Expenses

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Transportation costs *($thousands)* | [illegible] | 31 | n/a | [illegible] | 53 | n/a |
| Per BOE | [illegible] | $ 0.04 | n/a | [illegible] | $ 0.04 | n/a |

Transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with usage of natural gas pipelines. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs. Prior to June 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production.

### Production Expenses

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Production costs ($thousands) | [illegible] | 5,770 | 42 | [illegible] | 8,688 | 93 |
| Per BOE | [illegible] | $ 8.13 | 2 | [illegible] | $ 7.42 | 11 |

Fairborne recorded $8.2 million in production expenses during the second quarter of 2005 which included periodic maintenance expenses of approximately $0.9 million incurred for scheduled turnarounds on the Trust's Clive, Haynes, and Woodriver properties. Despite additional workover costs and reduced production due to downtime, on a BOE basis, production expenses of $8.28 per BOE for the second quarter of 2005 were lower than the immediately preceding first quarter of 2005 at $8.46 per BOE. On a year-to-date basis, the increase in operating costs from 2004 reflects Fairborne's changing property base with the acquisition and exploration of higher operating cost areas at West Pembina, Haynes and Wild River.

### Operating Netbacks

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| *($ per BOE)* | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Petroleum and natural gas sales | [illegible] | 41.90 | 17 | [illegible] | 40.98 | 15 |
| Other income | [illegible] | 0.01 | n/a | [illegible] | 0.08 | n/a |
| Royalty expense | [illegible] | (9.15) | 10 | [illegible] | (9.15) | 12 |
| Transportation expense | [illegible] | (0.04) | n/a | [illegible] | (0.04) | n/a |
| Production expenses | [illegible] | (8.13) | 2 | [illegible] | (7.42) | 11 |
| Operating netback | [illegible] | 24.59 | 24 | [illegible] | 24.45 | 16 |

Stronger commodity prices were primarily responsible for the 24% increase in operating netbacks in the second quarter of 2005 compared to the prior year, as well as the 16% increase on a year-to-date basis.

### General and Administrative ("G&A") Expenses

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| *($thousands except as noted)* | [illegible] | 2004 | % | [illegible] | 2004 | % |
| G&A expenses, net of recoveries | [illegible] | 1,557 | (8) | [illegible] | 2,622 | 1 |
| Trust Unit compensation costs | [illegible] | 248 | (25) | 506 | 321 | 82 |
| Total G&A expenses | [illegible] | 1,805 | (11) | 3,246 | 2,943 | 10 |
| Per BOE | [illegible] | $ 2.54 | (35) | $ 1.60 | $ 2.51 | (36) |

General and administrative expenses, net of recoveries for the second quarter of 2005 have decreased from the second quarter 2004 as a result of overhead recoveries recorded on a significantly larger capital expenditure program in 2005 ($28 million in 2005 vs. $21 million in 2004). G&A expenses increased on a year-to-date basis due to increased technical and administrative staff levels associated with added properties, production and capital spending compared to the same period in 2004. Although G&A costs have increased in total, on a BOE basis, G&A costs per BOE have decreased by approximately 35% for both the three and six months ended June 30, 2005 compared to 2004.

Pursuant to the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the Technical Services Agreement. In the second quarter of 2005, G&A expenses were reduced by $39,000 for recoveries under this agreement.

Compensation expense for the three months ended June 30, 2005 of $185,000 includes one month amortization of the fair value of Units issued pursuant to the Trust Incentive Plan implemented in June 2005. Compensation expense for stock options of Fairborne Energy Ltd. outstanding prior to the Plan of Arrangement have been included in Trust conversion costs on the consolidated statement of operations and accumulated earnings.

Interest Expense

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Interest expenses ($thousands) | [illegible] | 728 | 63 | [illegible] | 888 | 139 |
| Per BOE | [illegible] | $ 1.03 | 17 | [illegible] | $ 0.76 | 38 |

Interest expense for the three and six months ended June 30, 2005 has increased from the prior year consistent with higher debt levels primarily resulting from 2004 corporate and property acquisitions financed partially by bank debt.

Trust Conversion Costs

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock based compensation costs relating to options was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings.

Depletion, Depreciation and Accretion

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| ($thousands except as noted) | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Depletion, depreciation and accretion | [illegible] | 10,174 | 61 | [illegible] | 15,293 | 117 |
| Per BOE | [illegible] | $ 14.34 | 16 | [illegible] | $ 13.06 | 25 |

Depletion and depreciation of capital assets and accretion of asset retirement obligations increased 61% for the second quarter of 2005 and 117% for the six months ended June 30, 2005 as compared to the prior year. The increase is due to both higher production and a higher depletable base partially resulting from the acquisition of West Pembina properties and the acquisition of Case completed during 2004 which were added at their fair market value. The depletion rate was not significantly impacted by the disposition to Fairquest which was recorded at carrying book values.

Taxes

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| ($thousands except as noted) | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Capital taxes | [illegible] | 94 | 44 | [illegible] | 175 | 102 |
| Future | [illegible] | 1,875 | (82) | [illegible] | 3,351 | 5 |
| Total taxes | [illegible] | 1,969 | (76) | [illegible] | 3,526 | 10 |
| Per BOE | [illegible] | $ 2.77 | (83) | [illegible] | $ 3.01 | (37) |

Fairborne pays provincial capital tax and federal large corporations tax in its operating entities. The Trust is a taxable entity under the Income Tax Act and is taxable only on income that is not distributed or distributable to its Unitholders. It is expected that the Trust will not incur any cash income taxes in the future and as such, the future tax liability recorded on the balance sheet should be recovered through future net earnings on the statement of operations and accumulated earnings.

Non-controlling interest

Under the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

File #82-34836



Net Income and Funds Generated from Operations

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| *($thousands except as noted)* | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Funds generated from operations | [illegible] | 15,083 | 58 | [illegible] | 25,046 | 96 |
| Per unit – basic | [illegible] | $ 0.39 | 21 | [illegible] | $ 0.70 | 36 |
| Per unit – diluted | [illegible] | $ 0.36 | 31 | [illegible] | $ 0.64 | 42 |
| Net Income | [illegible] | 2,786 | (2) | [illegible] | 6,081 | 25 |
| Per unit – basic | [illegible] | $ 0.07 | (29) | [illegible] | $ 0.17 | (12) |
| Per unit – diluted | [illegible] | $ 0.07 | (29) | [illegible] | $ 0.16 | (13) |

Compared to 2004, funds generated from operations increased 58% for the second quarter of 2005 and almost doubled for the six months ended June 30, 2005. Compared to the first quarter of 2005, funds generated from operations decreased by 6% due to trust conversion costs, turnaround costs and reduced production associated with properties transferred to Fairquest. These reductions were partially offset by increased commodity prices and crown royalty credits booked in the second quarter 2005.

Net income for the second quarter of 2005 was marginally lower than the same period in 2004 due to provisions for non-controlling interests and trust conversion costs which were only partially offset by reductions in future income taxes associated with the new tax structure.

Capital Expenditures

Fairborne's exploration and development program for the second quarter of 2005 totaled $28.1 million, which included the following:

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| *($thousands)* | [illegible] | 2004 | [illegible] | 2004 |
| Exploration and development | | | | |
| Land and lease acquisitions | [illegible] | 542 | [illegible] | 2,123 |
| Geological and geophysical | [illegible] | 5,712 | [illegible] | 7,086 |
| Drilling, completions and workovers | [illegible] | 6,996 | [illegible] | 17,574 |
| Well equipment and facilities | [illegible] | 7,554 | [illegible] | 13,106 |
| Corporate assets | [illegible] | 152 | [illegible] | 201 |
| | [illegible] | 20,956 | [illegible] | 40,090 |
| Acquisitions, net of dispositions | [illegible] | (10,650) | [illegible] | 100,562 |
| Total | [illegible] | 10,306 | 42,073 | 140,652 |

During the second quarter of 2005, the Trust spent $12.3 million on drilling and completion activities, including drilling a total of six (3.05 net) wells resulting in five (2.08 net) natural gas wells, and one (1.0 net) oil well for a success rate of 100%.

Well equipment and facility expenditures of $14.8 million were focused on the Trust's Clive, Wild River and West Pembina properties. At Clive, expenditures included the tie-in of several CBM wells in addition to facility and pipeline modifications to allow CBM gas to be delivered directly to sales receipt points. At Wild River, the Trust utilized scheduled downtime from third party facility turnarounds to install a down-hole injection string and additional surface facilities to provide a more cost effective treatment for sulphur disposition issues in the area. At West Pembina/Brazeau, the Trust installed a new compressor facility, tied-in several wells and installed wellsite facilities.

Exploration and development expenditures were financed through a combination of funds generated from operations after distributions to unitholders and bank debt.

The disposition to Fairquest on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as a disposition at their carrying value of $41.7 million. The conversion of exchangeable shares was recorded as a $4.5 million acquisition of petroleum and natural gas assets based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

### Working Capital Deficiency and Bank Indebtedness

At June 30, 2005, the Trust had $124.6 million in bank indebtedness and $7.8 million in working capital deficiency. In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At June 30, 2005 the Company had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $140 million.

The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust units. Pursuant to the Plan of Arrangement, Fairborne issued approximately 45 million Trust units and seven million exchangeable shares to former shareholders of Fairborne Energy Ltd.

During June 2005, 412,209 exchangeable shares were converted to Trust Units at an exchange ratio of 1:1. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At June 30, 2005, the exchange ratio was still 1:1.

On June 6, 2005, Fairborne granted 497,000 Restricted Units and 291,400 Performance Units. The fair value of the units granted of $8.5 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

As of August 5, 2005, the Trust had 45,456,543 Trust Units, and 6,522,571 exchangeable shares outstanding.

The following is a summary of selected financial information for the quarterly periods indicated:

| | Q1 2005 | Q4 2004 | Q3 2004 |
|---|---|---|---|
| Financial *($ thousands, except per unit amounts)* | | | |
| Petroleum and natural gas sales, before royalties | 47,434 | 41,976 | 35,391 |
| Funds generated from operations | 25,294 | 21,569 | 19,784 |
| Per unit – basic | $ 0.51 | $ 0.47 | $ 0.48 |
| Per unit – diluted | $ 0.48 | $ 0.46 | $ 0.44 |
| Net Income | 4,908 | 4,158 | 3,463 |
| Per unit – basic | $ 0.10 | $ 0.09 | $ 0.08 |
| Per unit – diluted | $ 0.09 | $ 0.08 | $ 0.08 |
| Total assets | 480,089 | 434,830 | 379,450 |
| Working capital deficit | 16,823 | 20,839 | 25,393 |
| Bank indebtedness | 106,513 | 77,219 | 69,698 |
| Operations | | | |
| Average production | | | |
| Natural gas (Mcf per day) | 49,030 | 43,480 | 32,569 |
| Crude oil (bbls per day) | 3,047 | 2,892 | 3,038 |
| Natural gas liquids (bbls per day) | 398 | 495 | 348 |
| Total (BOE per day) | 11,617 | 10,633 | 8,814 |

| | Q2 2004 | Q1 2004 | Q4 2003 (restated) | Q3 2003 (restated) |
|---|---|---|---|---|
| Financial *($ thousands, except per unit amounts)* | | | | |
| Petroleum and natural gas sales, before royalties | 29,756 | 18,450 | 15,523 | 15,779 |
| Funds generated from operations | 15,083 | 9,953 | 8,409 | 9,056 |
| Per unit – basic | $ 0.39 | $ 0.31 | $ 0.27 | $ 0.30 |
| Per unit – diluted | $ 0.36 | $ 0.28 | $ 0.23 | $ 0.28 |
| Net Income | 2,706 | 3,295 | 2,308 | 3,069 |
| Per unit – basic | $ 0.07 | $ 0.10 | $ 0.06 | $ 0.10 |
| Per unit – diluted | $ 0.07 | $ 0.09 | $ 0.06 | $ 0.09 |
| Total assets | 272,115 | 266,338 | 139,925 | 121,124 |
| Working capital deficit | 8,626 | 17,196 | 1,430 | 10,625 |
| Bank indebtedness | 76,159 | 73,674 | 7,941 | 6,838 |
| Operations | | | | |
| Production | | | | |
| Natural gas (Mcf per day) | 30,410 | 17,853 | 14,835 | 14,265 |
| Crude oil (bbls per day) | 2,492 | 1,956 | 2,144 | 2,291 |
| Natural gas liquids (bbls per day) | 241 | 139 | 182 | 147 |
| Total (BOE per day) | 7,801 | 5,071 | 4,799 | 4,815 |

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Trust. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

## INTERIM CONSOLIDATED BALANCE SHEETS

| ($thousands) | | [illegible] (unaudited) | December 31, 2004 (audited) |
|---|---|---|---|
| [illegible] | | | |
| Current assets | | | |
| Cash and cash equivalents | | [illegible] | $ 241 |
| Accounts receivable | | [illegible] | 36,603 |
| Prepaid expenses and deposits | | [illegible] | 3,090 |
| | | [illegible] | 39,939 |
| Capital assets | (Note 2) | [illegible] | 378,721 |
| Goodwill | | [illegible] | 16,170 |
| | | [illegible] | $ 434,830 |
| [illegible] | | | |
| Current liabilities | | | |
| Accounts payable and accrued liabilities | | [illegible] | $ 60,778 |
| Cash distributions payable | | [illegible] | - |
| Bank indebtedness | (Note 3) | [illegible] | 77,219 |
| | | [illegible] | 137,997 |
| Bank indebtedness | (Note 3) | [illegible] | - |
| Non-controlling interest | (Note 5) | [illegible] | - |
| Asset retirement obligation | (Note 4) | [illegible] | 13,196 |
| Future income taxes | | [illegible] | 35,860 |
| [illegible] | | | |
| Unitholders' capital | (Note 6) | [illegible] | 220,151 |
| Contributed surplus | (Note 6) | [illegible] | 1,094 |
| Accumulated earnings | | [illegible] | 26,532 |
| Accumulated distributions | | [illegible] | - |
| | | [illegible] | 247,777 |
| | | [illegible] | $ 434,830 |

*See accompanying notes to the interim consolidated financial statements*

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

AND ACCUMULATED EARNINGS

*(thousands, except per unit amounts)*

| (Unaudited) | | For the three months ended June 30, | | For the six months ended June 30, | |
|---|---|---|---|---|---|
| | | [illegible] | 2004 | [illegible] | 2004 |
| Petroleum and natural gas | | [illegible] | $ 29,756 | [illegible] | $ 48,185 |
| Royalties | | [illegible] | (6,493) | [illegible] | (10,713) |
| Transportation | | [illegible] | (31) | [illegible] | (53) |
| | | [illegible] | 23,232 | [illegible] | 37,419 |
| Production | | [illegible] | 5,770 | [illegible] | 8,688 |
| General and administrative | | [illegible] | 1,805 | [illegible] | 2,943 |
| Interest | | [illegible] | 728 | [illegible] | 888 |
| Trust conversion costs | (Note 1) | [illegible] | - | [illegible] | - |
| Depletion, depreciation and accretion | | [illegible] | 10,174 | [illegible] | 15,293 |
| | | [illegible] | 18,477 | [illegible] | 27,812 |
| | | [illegible] | 4,755 | [illegible] | 9,607 |
| Taxes | | | | | |
| Future | | [illegible] | 1,875 | [illegible] | 3,351 |
| Capital | | [illegible] | 94 | [illegible] | 175 |
| | | [illegible] | 1,969 | [illegible] | 3,526 |
| | | [illegible] | 2,786 | [illegible] | 6,081 |
| Non-controlling interest | (Note 6) | [illegible] | - | [illegible] | - |
| | | [illegible] | 2,786 | [illegible] | 6,081 |
| Accumulated earnings, beginning of period | | [illegible] | 16,125 | [illegible] | 12,830 |
| Plan of Arrangement | (Note 1) | [illegible] | - | [illegible] | - |
| Reclassification of deficit pursuant to Plan of Arrangement | | [illegible] | - | [illegible] | - |
| | | [illegible] | $ 18,911 | [illegible] | $ 18,911 |
| | (Note 6) | | | | |
| Basic | | [illegible] | $ 0.07 | [illegible] | $ 0.17 |
| Diluted | | [illegible] | $ 0.07 | [illegible] | $ 0.16 |

*See accompanying notes to the interim consolidated financial statements*

# INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

*($thousands)*

| (Unaudited) | For the three months ended June 30, [illegible] | 2004 | For the six months ended June 30, [illegible] | 2004 |
|---|---|---|---|---|
| [illegible] | | | | |
| [illegible] | | | | |
| Net income | [illegible] | $ 2,785 | [illegible] | $ 6,081 |
| Items not involving cash | | | | |
| Depletion, depreciation and accretion | [illegible] | 10,174 | [illegible] | 15,293 |
| Compensation expense | [illegible] | 248 | [illegible] | 321 |
| Trust conversion costs (Note 1) | [illegible] | - | [illegible] | - |
| Future income taxes | [illegible] | 1,875 | [illegible] | 3,351 |
| Non-controlling interest | [illegible] | - | [illegible] | - |
| | [illegible] | 15,083 | [illegible] | 25,046 |
| Asset retirement expenditures | [illegible] | - | [illegible] | (17) |
| Change in non-cash working capital | [illegible] | 43 | [illegible] | (10,970) |
| | [illegible] | 15,126 | [illegible] | 14,059 |
| [illegible] | | | | |
| Issuance of common shares, net of costs | [illegible] | 1,308 | [illegible] | 40,209 |
| Buy-out of stock options (Note 1) | [illegible] | - | [illegible] | - |
| Equipment lease payments | [illegible] | (2,540) | [illegible] | (2,573) |
| Bank indebtedness | [illegible] | 2,485 | [illegible] | 68,218 |
| | [illegible] | 1,253 | [illegible] | 105,854 |
| [illegible] | | | | |
| Capital expenditures | [illegible] | (20,956) | [illegible] | (40,020) |
| Disposition of petroleum and natural gas properties | [illegible] | 10,678 | [illegible] | 10,678 |
| Acquisition of petroleum and natural gas properties | [illegible] | (28) | [illegible] | (111,240) |
| Change in non-cash working capital | [illegible] | (5,902) | [illegible] | 14,893 |
| | [illegible] | (16,203) | [illegible] | (125,759) |
| Change in cash and cash equivalents | [illegible] | 171 | [illegible] | (5,846) |
| Cash and cash equivalents, beginning of period | [illegible] | 135 | [illegible] | 6,152 |
| [illegible] | [illegible] | $ 306 | [illegible] | $ 306 |
| Cash interest paid | [illegible] | $ 728 | [illegible] | $ 888 |
| Cash taxes paid | [illegible] | $ 94 | [illegible] | $ 175 |

*See accompanying notes to the interim consolidated financial statements*

# SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

*For the six months ended June 30, 2005 (unaudited)*

*(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)*

*The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. The disclosure which follows is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004.*

Fairborne is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was converted into two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the interim consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 6).

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the period June 1 to June 30, 2005 the technical services fee was $39,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

## SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at June 30, 2005, accounts receivable included $72,500 due from Fairquest.

[illegible]

Under the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. At the time of the transaction, Fairborne and Fairquest were related parties and therefore, the assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

| | |
|---|---|
| Petroleum and natural gas properties and equipment | $ 41,712 |
| Future income tax asset | 1,908 |
| Bank debt assumed | (10,000) |
| Asset retirement obligations | (757) |
| Net assets transferred and reduction in share capital | [illegible] |

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in accumulated earnings as follows:

| | |
|---|---|
| Settlement of outstanding options and warrants for common shares | $ 34,643 |
| Settlement of outstanding options for cash | 9,805 |
| Contributed surplus related to outstanding options | (4,902) |
| Future tax benefit of cash settlement | (3,334) |
| Plan of arrangement costs and reduction in accumulated earnings | [illegible] |

SELECTED NOTES TO THE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

|  | [illegible] | December 31, 2004 |
|---|---|---|
| Petroleum and natural gas properties and equipment | [illegible] | $ 436,826 |
| Corporate assets | [illegible] | 1,032 |
|  | [illegible] | 437,858 |
| Accumulated depletion and depreciation | [illegible] | (59,137) |
|  | [illegible] | $ 378,721 |

As at June 30, 2005, costs related to unproved properties in the amount of $22.3 million (December 31, 2004 - $31.2 million) were excluded from the depletion calculation.

In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At June 30, 2005 the Trust had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the bank's semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

A reconciliation of the asset retirement obligations is provided below:

|  | [illegible] | Year ended December 31, 2004 |
|---|---|---|
| Balance, beginning of period | $ [illegible] | $ 6,165 |
| Acquisitions | - | 5,769 |
| Liabilities incurred | 265 | 1,176 |
| Dispositions | (757) | (643) |
| Liabilities settled | (224) | (189) |
| Accretion expense | 573 | 918 |
| Balance, end of period | $ 13,053 | $ 13,196 |

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The following table sets forth a reconciliation of the non-controlling interest for the six months ended June 30, 2006:

| | Number of Exchangeable Shares | Amount |
|---|---|---|
| Balance, beginning of period | - | $ - |
| Issued pursuant to Plan of Arrangement (Note 6b) | 7,000 | 27,859 |
| Interest in accumulated earnings | - | 746 |
| Converted to trust units | (412) | (1,641) |
| Balance, June 30, 2006 | [illegible] | [illegible] |

Retraction of exchangeable shares

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At June 30, 2006, the exchange ratio was 1:1. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then-prevailing market price of a trust unit.

The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non controlling interest will be reduced by the carrying value of exchangeable shares converted.

Redemption of exchangeable shares

If the number of exchangeable shares outstanding is less that 1.0 million, the exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price"). At any time all of the outstanding exchangeable shares may be redeemed at the Redemption Price and up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annualy at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be redeemed at the Redemption Price.

SELECTED NOTES TO THE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Trust Indenture provides that an unlimited number of trust units may be authorized and issued.

a) Trust Units of Fairborne Energy Trust

| | Number | Amount |
|---|---|---|
| Balance, beginning of period | - | $ - |
| Issued pursuant to Plan of Arrangement (Note 6b) | 44,979 | 179,006 |
| Exchangeable shares converted | 412 | 4,612 |
| Balance, June 30, 2005 | [illegible] | $ [illegible] |

During June 2005, 412,289 exchangeable shares were converted to Trust Units at an exchange ratio of 1:1. The market value of Trust Units issued on conversion was $4.6 million resulting in a reduction in non-controlling interest of $1.6 million, an increase in capital assets of $4.5 million and a future tax liability of $1.5 million.

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered from redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption, or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If trust units in excess of $100,000 are tendered for redemption in any month, the trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust for the excess amount.

b) Common Shares of Fairborne Energy Ltd.

| | Number of Shares | Amount |
|---|---|---|
| Balance, December 31, 2004 | 49,202 | $ 220,151 |
| Issued for cash on exercise of options | 75 | 230 |
| Issued on cashless exercise of warrants | 1,425 | 18,267 |
| Issued on cashless exercise of options | 1,277 | 16,376 |
| Reduction in capital for disposition to Fairquest (Note 1) | - | (32,863) |
| Reduction in capital for reclassification of deficit | - | (6,832) |
| Future tax impact of flow through shares | - | (8,464) |
| Exchanged for trust units | (44,979) | (179,006) |
| Exchanged for exchangeable shares (Note 5) | (7,000) | (27,859) |
| Balance, June 30, 2005 | - | $ - |

SELECTED NOTES TO THE
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

c) Per unit amounts

The following table summarizes the weighted average trust units and issuable exchangeable shares used in calculating net income per unit:

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | [illegible] | 2004 | [illegible] | 2004 |
| Basic | [illegible] | 38,984 | [illegible] | 35,693 |
| Diluted | [illegible] | 41,955 | [illegible] | 38,558 |

The reconciling items between the basic and diluted average common shares are outstanding Performance Units, Restricted Units, stock options and warrants.

d) Trust incentive plans

In conjunction with the Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of Trust Units issuable under rights granted and outstanding under the Plan shall not exceed 5% of the aggregate number of issued and outstanding Trust Units including the aggregate number of Trust Units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Payouts under the trust incentive plan may be in cash, Trust Units or some combination thereof at the discretion of the board of directors.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units. The estimated fair value of the units granted of $8.5 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

SELECTED NOTES TO THE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

e) Stock options

The following table sets forth a reconciliation of the stock option plan activity for the six months ended June 30, 2005:

| | Number of options | Weighted average exercise price |
|---|---|---|
| Balance December 31, 2004 | 3,624 | $ 5.40 |
| Granted | 158 | 14.25 |
| Exercised | (75) | 2.87 |
| Settled for cash or shares | (3,707) | 5.83 |
| Balance June 30, 2005 | [illegible] | [illegible] |

The weighted average fair value of stock options granted in the six months ended June 30, 2005 was $4.50 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 40 percent and expected life of 3 years.

f) Contributed surplus

| | |
|---|---|
| Balance, December 31, 2004 | $ 1,094 |
| Options granted | 400 |
| Options exercised | (16) |
| Options vested under Plan of Arrangement | 3,424 |
| Options settled for cash and shares | (4,902) |
| Units issued under trust incentive plan | 185 |
| Balance, June 30, 2005 | [illegible] |

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the crude oil fixed price physical sales contracts outstanding at June 30, 2005:

| Period | Volume | Price |
|---|---|---|
| July 1 to December 31, 2005 | 300 bbls/day | Floor of WTI CDN$67.65 |
| August 1 to December 31, 2005 | 300 bbls/day | Floor of WTI US$55.00 |
| August 1 to December 31, 2005 | 500 bbls/day | WTI with a floor of US$55.00/bbl and a ceiling of US$65.20/bbl |
| January 1 to March 31, 2006 | 500 bbls/day | WTI US$60.00 |

The following table summarizes the natural gas fixed price physical sales contracts outstanding at June 30, 2005:

| Period | Volume | Price |
|---|---|---|
| June 1 to October 31, 2005 | 3,000 GJ/day | AECO C Monthly Index with a floor of CDN $7.10/GJ and a ceiling of CDN $8.18/GJ |
| June 1 to October 31, 2005 | 1,000 GJ/day | AECO C Monthly Index with a floor of CDN $7.30/GJ and a ceiling of CDN $8.35/GJ |
| July 1 to July 31, 2005 | 5,000 GJ/day | AECO C Daily Index with a floor of CDN $7.00/GJ and a ceiling of CDN $7.50/GJ |
| July 1 to November 30, 2005 | 3,000 GJ/day | AECO C Daily Index with a floor of CDN $7.00/GJ and a ceiling of CDN $8.00/GJ |
| November 1, 2005 to March 31, 2006 | 2,000 GJ/day | CDN $8.00/GJ plus 50% of the AECO C Monthly Index over CDN $8.00/GJ (floor of $8.00/GJ) |
| November 1, 2005 to March 31, 2006 | 1,000 GJ/day | CDN $8.05/GJ plus 50% of the AECO C Monthly Index over CDN $8.05/GJ (floor of $8.05/GJ) |
| December 1, 2005 to March 31, 2006 | 2,000 GJ/day | AECO C Daily Index with a floor of CDN $8.00/GJ and a ceiling of CDN $10.15/GJ |
| January 1 to March 31, 2006 | 2,000 GJ/day | AECO C Daily Index with a floor of CDN $8.50/GJ and a ceiling of CDN $10.13/GJ |

File #82-34836

UNIT HOLDER INFORMATION

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

KPMG LLP

Gilbert Laustsen
Jung Associates Ltd.

Sproule Associates Ltd.

Royal Bank of Canada
National Bank of Canada
Bank of Nova Scotia
Alberta Treasury Branch

Burnet, Duckworth & Palmer LLP
McCarthy Tetrault LLP

The Toronto Stock Exchange

Trading Symbol:

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual and Special General Meeting of Shareholders.

Robert Hodgins
Investor and Corporate Director

Johannes J. Nieuwenburg
Chairman
C1 Energy Ltd.

Michael E.J. Phelps
Chairman
Dornoch Capital Inc.

Steven R. VanSickle
President and CEO
Fairborne Energy Trust

Richard A. Walls
President and CEO
Fairquest Energy Limited

Rodney D. Wimer
President
Mazama Capital Partners

Steven R. VanSickle
President and CEO

David L. Summers
COO

Aaron G. Grandberg
Vice President Finance and CFO

Shaun E. Alspach
Vice President
Business Development

David S. Cymbalisty
Vice President
Engineering

F. Tom Park
Vice President
Marketing

Gary M. Poirier
Vice President
Production

David E.T. Pyke
Vice President
Land and Contracts

James E. Young
Vice President
Exploration

*Unitholders and interested investors are encouraged to visit our web site: http://www.fairbornetrust.com Historical public documents, corporate information, latest presentation material and press releases are all available. Filings also available at: www.sedar.com*

File #82-34836

PRESS RELEASE

# FAIRBORNE ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE RATIO EFFECTIVE AUGUST 15, 2005

August 10, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.00996 to 1.01872. This increase will be effective on August 15, 2005.

The increase in the Exchange Ratio is calculated as follows:

| | |
|---|---|
| Record Date of Fairborne Energy Trust Distribution: | July 31, 2005 |
| Opening Exchange Ratio: | 1.00996 |
| Fairborne Energy Trust Distribution per Unit: | $0.11 |
| Five-day Weighted Average Trading Price of FEL.UN (prior to the end of July): | $12.68 |
| Increase in Exchange Ratio (**): | 0.00876 |
| Effective Date of the Increase in Exchange Ratio: | August 15, 2005 |
| Exchange Ratio as of the Effective Date: | 1.01872 |

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7724

Aaron Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7724

*Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

M D & A

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, August 5, 2005. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review second quarter 2005 activities and results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements including notes for the six months ended June 30, 2005 and the audited consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was converted into two new entities, Fairquest Energy Limited, a publicly traded exploration-focused company, and Fairborne Energy Trust, an open ended unincorporated investment trust.

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate will be to generate stable, monthly distributions while maintaining a solid production base.

This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations and distributable cash/cash available for disribution, and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations and distributable cash/cash available for disribution, and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.

BOE Conversion: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

Fairborne Energy Trust ("Fairborne" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd, Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. ("Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was converted into two new entities, Fairquest Energy Limited, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands.

The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate is to generate stable monthly distributions and to participate in the development of exploration lands transferred to Fairquest without deploying additional capital.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. The six months ended June 30, 2005 reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

The Plan of Arrangement which resulted in the creation of Fairborne Energy Trust was effective June 1, 2005. As such, the second quarter 2005 interim report and financial statements include two months operations of the former Fairborne Energy Ltd. and one month of operations as Fairborne Energy Trust. The following are some key operating and financial highlights specific to the Trust's operations for the month following conversion:

| *(units as noted)* | June 1 to June 30 2005 |
|---|---|
| Production | |
| Natural gas (Mcf per day) | [illegible] |
| Crude oil (bbls per day) | [illegible] |
| Natural gas liquids (bbls per day) | [illegible] |
| Total (BOE per day) | [illegible] |
| Average sales price | |
| Natural gas ($ per Mcf) | [illegible] |
| Crude oil ($ per bbl) | [illegible] |
| Natural gas liquids ($ per bbl) | [illegible] |
| *($ thousands, except per unit amounts)* | |
| Petroleum and natural gas revenue | [illegible] |
| Funds generated from operations | [illegible] |
| Cash distributions declared | [illegible] |
| Per unit | $ [illegible] |
| Exploration and development expenditures | [illegible] |
| Working capital deficit | [illegible] |
| Bank indebtedness | [illegible] |

During the first month of operations as a trust, Fairborne's daily production was reduced by approximately 400 BOE per day due to scheduled third party facility turnaround activities. Fairborne recorded average daily production in June of 10,610 BOE per day, with average production of approximately 11,000 BOE per day for the latter part of the month once turnaround activities were completed. The Trust expects to maintain or improve on this level of production for the remaining six months of 2005.

In the month of June, Fairborne realized a natural gas price of $7.63 per Mcf, which included $0.06 per Mcf of gains recorded on fixed price physical contracts. Fairborne's realized prices for crude oil and natural gas liquids in June 2005 were $65.11 per bbl and $44.33 per bbl respectively. There were no hedges outstanding on crude oil or NGLs during June 2005.

Strong commodity prices in June contributed to total revenues of $16.2 million for the month. Credits of $1.3 million recorded in June as an adjustment for 2004 crown royalties impacted funds generated from operations of $10.2 million ($8.9 million before crown adjustments) for the first month of operations.

Capital expenditures during the month of June included $0.3 million in land and lease acquisitions; $4.2 million in drilling and completions; and $2.5 million in well equipment and facility expenditures. The majority of expenditures during the month were focused in the Trust's Wild River and West Pembina/Brazeau properties. Expenditures during the month were financed through a combination of funds generated from operations and bank debt.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and investment opportunities, it is expected that the remaining 40% of cash available will fund the Trust's annual capital expenditure program, including minor property acquisitions.

| | June 1 to June 30 |
|---|---|
| *($thousands except as noted)* | [illegible] |
| Funds generated from operations | [illegible] |
| Less: One-time 2004 credits on crown royalties booked in June | [illegible] |
| Cash withheld to fund capital expenditures | [illegible] |
| Cash distributions declared | [illegible] |
| Cash distributions per unit | [illegible] |
| Payout ratio | [illegible] |

Production

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Natural gas (Mcf per day) | [illegible] | 30,410 | 55 | [illegible] | 24,131 | 99 |
| Crude oil (bbls per day) | [illegible] | 2,492 | 3 | [illegible] | 2,224 | 26 |
| Natural gas liquids (bbls per day) | [illegible] | 241 | 75 | [illegible] | 190 | 116 |
| Total (BOE per day) | [illegible] | 7,801 | 39 | [illegible] | 6,436 | 74 |
| Natural gas % of production | [illegible] | 65% | 11 | [illegible] | 62% | 15 |

Fairborne's second quarter production averaged 10,826 BOE per day compared to 11,617 BOE per day in the first quarter of 2005, reflecting the impact of facility turnarounds and the disposition of properties to Fairquest. Pursuant to the Plan of Arrangement, the Trust disposed of producing natural gas properties averaging approximately 1,000 BOE per day to Fairquest effective June 1, 2005. Scheduled maintenance projects at major facilities during May and June 2005 also decreased second quarter average production by approximately 1,000 BOE per day.

Natural gas production averaged 47.1 MMcf per day in the second quarter 2005, 55% higher than the 2004 average of 30.4 MMcf per day. Strengthened natural gas production in 2005 reflects successful drilling and acquisition activities undertaken throughout 2004. New production added in the Peace River Arch and Columbia/Harlech areas at the end of the second quarter of 2005 was offset by reduced production from facility turnarounds and the disposition to Fairquest. On a year-to-date basis, natural gas production has doubled in 2005 compared to 2004 primarily due to acquisitions undertaken in 2004 and new production being brought on-stream late in 2004 on the Columbia/Harlech properties, as well as coal bed methane wells in the Trust's Clive area.

Crude oil and NGL production for the second quarter of 2005 averaged 3,211 bbls per day, consistent with first quarter 2005 average production of 3,445 bbls per day. The acquisition of Case Resources Inc. ("Case") effective July 2004, as well as a light oil discovery at Columbia/Harlech in the first quarter of 2005, accounted for the majority of the increase in oil production compared to 2004 on both a quarter-over quarter basis and on a year-to-date basis.

Commodity Prices & Hedging Activities

Fairborne realized the following commodity prices for the second quarter and six months ended June 30, 2005 as compared to the same period in 2004:

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Average Prices | | | | | | |
| Natural gas ($ per Mcf) | [illegible] | 6.74 | 12 | [illegible] | 6.68 | 10 |
| Crude oil ($ per bbl) | [illegible] | 44.10 | 39 | [illegible] | 42.26 | 31 |
| Natural gas liquids ($ per bbl) | [illegible] | 50.11 | (10) | [illegible] | 47.66 | (2) |
| BOE ($ per BOE) | [illegible] | 41.90 | 17 | [illegible] | 40.98 | 15 |
| Benchmark Prices | | | | | | |
| WTI – Edmonton par (CdnS per bbl) | [illegible] | 50.82 | 30 | [illegible] | 48.37 | 32 |
| AECO (CdnS per Mcf) | [illegible] | 6.98 | 5 | [illegible] | 6.70 | 6 |

The Trust uses a variety of risk management tools to achieve the following objectives:

- to provide greater certainty and stability to the Trust's capital program and distributions;
- to protect unitholder return on investment;
- to reduce risk exposure to budgeted annual cash flow projections; and
- to help ensure transaction economics on acquisitions.

During the second quarter of 2005, 16% of natural gas was hedged under fixed price contracts resulting in a gain of $78,000, which is included in natural gas revenue and is reflected in the second quarter realized price ($0.02 per Mcf). On a year-to-date basis, Fairborne realized a natural gas price of $7.37 per Mcf, which includes $0.03 per Mcf on gains for fixed price contracts. Comparatively, Fairborne did not have any natural gas hedges during the second quarter of 2004 and on a year-to-date basis, Fairborne had hedged an average of 1,920 MMcf per day in 2004, which increased the natural gas price for the six months ended June 30, 2004 by $0.30 per Mcf.

File #82-34836



The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts entered into after June 30, 2005:

| Month | Floor Volume (Mcf/day) | Average Floor Price ($/Mcf) | Ceiling Volume (Mcf/day) | Average Ceiling Price ($/Mcf) |
|---|---|---|---|---|
| August 2005 | 17,352 | 7.98 | 16,438 | 9.08 |
| September 2005 | 11,872 | 7.89 | 10,959 | 9.07 |
| October 2005 | 13,699 | 7.89 | 12,785 | 9.04 |
| November 2005 | 16,438 | 8.51 | 2,740 | 8.76 |
| December 2005 | 9,132 | 9.03 | 1,826 | 11.11 |
| January 2006 | 10,959 | 9.08 | 3,653 | 11.10 |
| February 2006 | 10,959 | 9.08 | 3,653 | 11.10 |
| March 2006 | 10,959 | 9.08 | 3,653 | 11.10 |
| April - October 2006 | 1,826 | 8.21 | 1,826 | 9.91 |

*Actual contracts converted from GJ to Mcf on the basis of 1.055 heat content.*

The Trust did not have any hedges on oil production during the second quarter of 2005. First quarter 2005 hedges were reflected in the year-to-date oil price as a reduction of $3.33 per bbl. Comparatively, fixed price contracts on 700 bbls per day of crude oil throughout the six months ended June 30, 2004, reduced the second quarter 2004 crude oil price by $3.21 and the six month average price by $2.80 per bbl.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts entered into after June 30, 2005:

| Month | Floor Volume (bbls/day) | Average Floor Price ($US/bbl) | Ceiling Volume (bbls/day) | Average Ceiling Price ($US/bbl) |
|---|---|---|---|---|
| August 2005 | 1,100 | 55.00 | 500 | 65.20 |
| September 2005 | 1,100 | 55.00 | 500 | 65.20 |
| October 2005 | 1,100 | 55.00 | 500 | 65.20 |
| November 2005 | 1,100 | 55.00 | 500 | 65.20 |
| December 2005 | 1,100 | 55.00 | 500 | 65.20 |
| January 2006 | 500 | 60.00 | 500 | 60.00 |
| February 2006 | 500 | 60.00 | 500 | 60.00 |
| March 2006 | 500 | 60.00 | 500 | 60.00 |

Petroleum and Natural Gas Revenue

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| *($thousands)* | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Natural gas | [illegible] | 18,752 | 73 | [illegible] | 29,439 | 118 |
| Crude oil | [illegible] | 10,101 | 41 | [illegible] | 17,206 | 63 |
| Natural gas liquids | [illegible] | 899 | 93 | [illegible] | 1,449 | 138 |
| Other income | [illegible] | 4 | n/a | [illegible] | 91 | n/a |
| Total | [illegible] | 29,756 | 64 | [illegible] | 48,185 | 100 |

Fairborne's revenue has doubled for the six months ended June 30, 2005 compared to the same period in 2004, reflecting strong commodity prices and the substantial growth in the Trust's production base.

Royalties

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Royalties, net *($thousands)* | [illegible] | 6,493 | 53 | [illegible] | 10,713 | 95 |
| As a % of sales | [illegible] | 21.8% | (6) | [illegible] | 22.2% | (2) |
| Per BOE | [illegible] | $ 9.15 | 10 | [illegible] | $ 9.15 | 12 |

Fairborne's reported royalty rate was lower in the second quarter 2005 (20.4%) compared to the first quarter 2005 (22.9%) and compared to the prior year (21.8%) due to a one-time $1.3 million adjustment for crown royalty credits on 2004 gas cost allowance recorded in June 2005. Fairborne expects royalties to average between 22% and 24% for the remainder of 2005.

Transportation Expenses

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Transportation costs *($thousands)* | [illegible] | 31 | n/a | [illegible] | 53 | n/a |
| Per BOE | [illegible] | $ 0.04 | n/a | [illegible] | $ 0.04 | n/a |

Transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with usage of natural gas pipelines. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs. Prior to June 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production.

Production Expenses

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Production costs ($thousands) | [illegible] | 5,770 | 42 | [illegible] | 8,688 | 93 |
| Per BOE | [illegible] | $ 8.13 | 2 | [illegible] | $ 7.42 | 11 |

Fairborne recorded $8.2 million in production expenses during the second quarter of 2005 which included periodic maintenance expenses of approximately $0.9 million incurred for scheduled turnarounds on the Trust's Clive, Haynes, and Woodriver properties. Despite additional workover costs and reduced production due to downtime, on a BOE basis, production expenses of $8.28 per BOE for the second quarter of 2005 were lower than the immediately preceding first quarter of 2005 at $8.46 per BOE. On a year-to-date basis, the increase in operating costs from 2004 reflects Fairborne's changing property base with the acquisition and exploration of higher operating cost areas at West Pembina, Haynes and Wild River.

Operating Netbacks

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| *($ per BOE)* | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Petroleum and natural gas sales | [illegible] | 41.90 | 17 | [illegible] | 40.98 | 15 |
| Other income | [illegible] | 0.01 | n/a | [illegible] | 0.08 | n/a |
| Royalty expense | [illegible] | (9.15) | 10 | [illegible] | (9.15) | 12 |
| Transportation expense | [illegible] | (0.04) | n/a | [illegible] | (0.04) | n/a |
| Production expenses | [illegible] | (8.13) | 2 | [illegible] | (7.42) | 11 |
| Operating netback | [illegible] | 24.59 | 24 | [illegible] | 24.45 | 16 |

Stronger commodity prices were primarily responsible for the 24% increase in operating netbacks in the second quarter of 2005 compared to the prior year, as well as the 16% increase on a year-to-date basis.

General and Administrative ("G&A") Expenses

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| *($thousands except as noted)* | [illegible] | 2004 | % | [illegible] | 2004 | % |
| G&A expenses, net of recoveries | [illegible] | 1,557 | (8) | [illegible] | 2,622 | 1 |
| Trust Unit compensation costs | [illegible] | 248 | (25) | [illegible] | 321 | 82 |
| Total G&A expenses | [illegible] | 1,805 | (11) | 3,246 | 2,943 | 10 |
| Per BOE | [illegible] | $ 2.54 | (35) | [illegible] | $ 2.51 | (36) |

General and administrative expenses, net of recoveries for the second quarter of 2005 have decreased from the second quarter 2004 as a result of overhead recoveries recorded on a significantly larger capital expenditure program in 2005 ($28 million in 2005 vs. $21 million in 2004). G&A expenses increased on a year-to-date basis due to increased technical and administrative staff levels associated with added properties, production and capital spending compared to the same period in 2004. Although G&A costs have increased in total, on a BOE basis, G&A costs per BOE have decreased by approximately 35% for both the three and six months ended June 30, 2005 compared to 2004.

Pursuant to the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the Technical Services Agreement. In the second quarter of 2005, G&A expenses were reduced by $39,000 for recoveries under this agreement.

Compensation expense for the three months ended June 30, 2005 of $185,000 includes one month amortization of the fair value of Units issued pursuant to the Trust Incentive Plan implemented in June 2005. Compensation expense for stock options of Fairborne Energy Ltd. outstanding prior to the Plan of Arrangement have been included in Trust conversion costs on the consolidated statement of operations and accumulated earnings.

Interest Expense

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Interest expenses ($thousands) | [illegible] | 728 | 63 | [illegible] | 888 | 139 |
| Per BOE | [illegible] | $ 1.03 | 17 | [illegible] | $ 0.76 | 38 |

Interest expense for the three and six months ended June 30, 2005 has increased from the prior year consistent with higher debt levels primarily resulting from 2004 corporate and property acquisitions financed partially by bank debt.

Trust Conversion Costs

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock based compensation costs relating to options was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings.

Depletion, Depreciation and Accretion

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| ($thousands except as noted) | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Depletion, depreciation | | | | | | |
| and accretion | [illegible] | 10,174 | 61 | [illegible] | 15,293 | 117 |
| Per BOE | [illegible] | $ 14.34 | 16 | [illegible] | $ 13.06 | 25 |

Depletion and depreciation of capital assets and accretion of asset retirement obligations increased 61% for the second quarter of 2005 and 117% for the six months ended June 30, 2005 as compared to the prior year. The increase is due to both higher production and a higher depletable base partially resulting from the acquisition of West Pembina properties and the acquisition of Case completed during 2004 which were added at their fair market value. The depletion rate was not significantly impacted by the disposition to Fairquest which was recorded at carrying book values.

Taxes

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| ($thousands except as noted) | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Capital taxes | [illegible] | 94 | 44 | [illegible] | 175 | 102 |
| Future | [illegible] | 1,875 | (82) | [illegible] | 3,351 | 5 |
| Total taxes | [illegible] | 1,969 | (76) | [illegible] | 3,526 | 10 |
| Per BOE | [illegible] | $ 2.77 | (83) | [illegible] | $ 3.01 | (37) |

Fairborne pays provincial capital tax and federal large corporations tax in its operating entities. The Trust is a taxable entity under the Income Tax Act and is taxable only on income that is not distributed or distributable to its Unitholders. It is expected that the Trust will not incur any cash income taxes in the future and as such, the future tax liability recorded on the balance sheet should be recovered through future net earnings on the statement of operations and accumulated earnings.

*Non-controlling interest*

Under the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

Net Income and Funds Generated from Operations

| | Three months ended June 30, | | | Six months ended June 30, | | |
|---|---|---|---|---|---|---|
| *($thousands except as noted)* | [illegible] | 2004 | % | [illegible] | 2004 | % |
| Funds generated from operations | [illegible] | 15,083 | 58 | [illegible] | 25,046 | 96 |
| Per unit – basic | [illegible] | $ 0.39 | 21 | [illegible] | $ 0.70 | 36 |
| Per unit – diluted | [illegible] | $ 0.36 | 31 | [illegible] | $ 0.64 | 42 |
| Net Income | [illegible] | 2,786 | (2) | [illegible] | 6,031 | 25 |
| Per unit – basic | [illegible] | $ 0.07 | (29) | [illegible] | $ 0.17 | (12) |
| Per unit – diluted | [illegible] | $ 0.07 | (29) | [illegible] | $ 0.16 | (13) |

Compared to 2004, funds generated from operations increased 58% for the second quarter of 2005 and almost doubled for the six months ended June 30, 2005. Compared to the first quarter of 2005, funds generated from operations decreased by 6% due to trust conversion costs, turnaround costs and reduced production associated with properties transferred to Fairquest. These reductions were partially offset by increased commodity prices and crown royalty credits booked in the second quarter 2005.

Net income for the second quarter of 2005 was marginally lower than the same period in 2004 due to provisions for non-controlling interests and trust conversion costs which were only partially offset by reductions in future income taxes associated with the new tax structure.

Capital Expenditures

Fairborne's exploration and development program for the second quarter of 2005 totaled $28.1 million, which included the following:

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| *($thousands)* | [illegible] | 2004 | [illegible] | 2004 |
| Exploration and development | | | | |
| Land and lease acquisitions | [illegible] | 542 | [illegible] | 2,123 |
| Geological and geophysical | [illegible] | 5,712 | [illegible] | 7,036 |
| Drilling, completions and workovers | [illegible] | 6,996 | [illegible] | 17,574 |
| Well equipment and facilities | [illegible] | 7,554 | [illegible] | 13,106 |
| Corporate assets | [illegible] | 152 | [illegible] | 201 |
| | [illegible] | 20,956 | [illegible] | 40,090 |
| Acquisitions, net of dispositions | [illegible] | (10,650) | [illegible] | 100,562 |
| Total | [illegible] | 10,306 | [illegible] | 140,652 |

**During the second quarter of 2005, the Trust spent $12.3 million on drilling and completion activities, including drilling a total of six (3.05 net) wells resulting in five (2.08 net) natural gas wells, and one (1.0 net) oil well for a success rate of 100%.**

Well equipment and facility expenditures of $14.8 million were focused on the Trust's Clive, Wild River and West Pembina properties. At Clive, expenditures included the tie-in of several CBM wells in addition to facility and pipeline modifications to allow CBM gas to be delivered directly to sales receipt points. At Wild River, the Trust utilized scheduled downtime from third party facility turnarounds to install a down-hole injection string and additional surface facilities to provide a more cost effective treatment for sulphur deposition issues in the area. At West Pembina/Brazeau, the Trust installed a new compressor facility, tied-in several wells and installed wellsite facilities.

Exploration and development expenditures were financed through a combination of funds generated from operations after distributions to unitholders and bank debt.

The disposition to Fairquest on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as a disposition at their carrying value of $41.7 million. The conversion of exchangeable shares was recorded as a $4.5 million acquisition of petroleum and natural gas assets based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

Working Capital Deficiency and Bank Indebtedness

At June 30, 2005, the Trust had $124.6 million in bank indebtedness and $7.8 million in working capital deficiency. In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At June 30, 2005 the Company had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $140 million.

The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust units. Pursuant to the Plan of Arrangement, Fairborne issued approximately 45 million Trust units and seven million exchangeable shares to former shareholders of Fairborne Energy Ltd.

During June 2005, 412,289 exchangeable shares were converted to Trust Units at an exchange ratio of 1:1. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At June 30, 2005, the exchange ratio was still 1:1.

On June 6, 2005, Fairborne granted 497,000 Restricted Units and 291,400 Performance Units. The fair value of the units granted of $8.5 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

As of August 5, 2005, the Trust had 45,456,543 Trust Units, and 6,522,571 exchangeable shares outstanding.

The following is a summary of selected financial information for the quarterly periods indicated:

| | [illegible] | Q1 2005 | Q4 2004 | Q3 2004 |
|---|---|---|---|---|
| Financial *($ thousands, except per unit amounts)* | | | | |
| Petroleum and natural gas sales, before royalties | [illegible] | 47,434 | 41,976 | 35,391 |
| Funds generated from operations | [illegible] | 25,294 | 21,569 | 19,784 |
| Per unit – basic | [illegible] | $ 0.51 | $ 0.47 | $ 0.48 |
| Per unit – diluted | [illegible] | $ 0.48 | $ 0.46 | $ 0.44 |
| Net Income | [illegible] | 4,908 | 4,158 | 3,463 |
| Per unit – basic | [illegible] | $ 0.10 | $ 0.09 | $ 0.08 |
| Per unit – diluted | [illegible] | $ 0.09 | $ 0.08 | $ 0.08 |
| Total assets | [illegible] | 480,089 | 434,830 | 379,450 |
| Working capital deficit | [illegible] | 16,823 | 20,839 | 25,393 |
| Bank indebtedness | [illegible] | 106,513 | 77,219 | 69,698 |
| Operations | | | | |
| Average production | | | | |
| Natural gas (Mcf per day) | [illegible] | 49,030 | 43,480 | 32,569 |
| Crude oil (bbls per day) | [illegible] | 3,047 | 2,892 | 3,038 |
| Natural gas liquids (bbls per day) | [illegible] | 398 | 495 | 348 |
| Total (BOE per day) | [illegible] | 11,617 | 10,633 | 8,814 |

| | Q2 2004 | Q1 2004 | Q4 2003 (restated) | Q3 2003 (restated) |
|---|---|---|---|---|
| *Financial ($ thousands, except per unit amounts)* | | | | |
| Petroleum and natural gas sales, before royalties | 29,756 | 18,450 | 15,523 | 15,779 |
| Funds generated from operations | 15,083 | 9,963 | 8,409 | 9,056 |
| Per unit – basic | $ 0.39 | $ 0.31 | $ 0.27 | $ 0.30 |
| Per unit – diluted | $ 0.36 | $ 0.28 | $ 0.23 | $ 0.28 |
| Net Income | 2,786 | 3,295 | 2,308 | 3,069 |
| Per unit – basic | $ 0.07 | $ 0.10 | $ 0.06 | $ 0.10 |
| Per unit – diluted | $ 0.07 | $ 0.09 | $ 0.06 | $ 0.09 |
| Total assets | 272,115 | 266,338 | 139,925 | 121,124 |
| Working capital deficit | 8,626 | 17,196 | 1,430 | 10,625 |
| Bank indebtedness | 76,159 | 73,674 | 7,941 | 6,838 |
| Operations | | | | |
| Production | | | | |
| Natural gas (Mcf per day) | 30,410 | 17,853 | 14,835 | 14,265 |
| Crude oil (bbls per day) | 2,492 | 1,956 | 2,144 | 2,291 |
| Natural gas liquids (bbls per day) | 241 | 139 | 182 | 147 |
| Total (BOE per day) | 7,801 | 5,071 | 4,799 | 4,815 |

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Trust. Fairborne manages these risks by:

attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
operating properties in order to identify and capitalize on opportunities;
employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
maintaining a strong financial position; and
maintaining strict environmental, safety and health practices.

# INTERIM CONSOLIDATED BALANCE SHEETS

| ($thousands) | | [illegible] (unaudited) | December 31, 2004 (audited) |
|---|---|---|---|
| [illegible] | | | |
| Current assets | | | |
| Cash and cash equivalents | | [illegible] | $ 241 |
| Accounts receivable | | [illegible] | 36,608 |
| Prepaid expenses and deposits | | [illegible] | 3,090 |
| | | [illegible] | 39,939 |
| Capital assets | (Note 2) | [illegible] | 378,721 |
| Goodwill | | [illegible] | 16,170 |
| | | [illegible] | $ 434,830 |
| [illegible] | | | |
| Current liabilities | | | |
| Accounts payable and accrued liabilities | | [illegible] | $ 60,778 |
| Cash distributions payable | | [illegible] | - |
| Bank indebtedness | (Note 3) | [illegible] | 77,219 |
| | | [illegible] | 137,997 |
| Bank indebtedness | (Note 3) | [illegible] | - |
| Non-controlling interest | (Note 5) | [illegible] | - |
| Asset retirement obligation | (Note 4) | [illegible] | 13,196 |
| Future income taxes | | [illegible] | 35,860 |
| [illegible] | | | |
| Unitholders' capital | (Note 6) | [illegible] | 220,151 |
| Contributed surplus | (Note 6) | [illegible] | 1,094 |
| Accumulated earnings | | [illegible] | 26,532 |
| Accumulated distributions | | [illegible] | - |
| | | [illegible] | 247,777 |
| | | [illegible] | $ 434,830 |

*See accompanying notes to the interim consolidated financial statements*

File #82-34836

# INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

*($thousands, except per unit amounts)*

| (Unaudited) | | For the three months ended June 30, | | For the six months ended June 30, | |
|---|---|---|---|---|---|
| | | [illegible] | 2004 | [illegible] | 2004 |
| [illegible] | | | | | |
| Petroleum and natural gas | | [illegible] | $ 29,756 | [illegible] | $ 48,185 |
| Royalties | | [illegible] | (6,493) | [illegible] | (10,713) |
| Transportation | | [illegible] | (31) | [illegible] | (53) |
| | | [illegible] | 23,232 | [illegible] | 37,419 |
| [illegible] | | | | | |
| Production | | [illegible] | 5,770 | [illegible] | 8,688 |
| General and administrative | | [illegible] | 1,805 | [illegible] | 2,943 |
| Interest | | [illegible] | 728 | [illegible] | 888 |
| Trust conversion costs | (Note 1) | [illegible] | - | [illegible] | - |
| Depletion, depreciation and accretion | | [illegible] | 10,174 | [illegible] | 15,293 |
| | | [illegible] | 18,477 | [illegible] | 27,812 |
| [illegible] | | [illegible] | 4,755 | [illegible] | 9,607 |
| Taxes | | | | | |
| Future | | [illegible] | 1,875 | [illegible] | 3,351 |
| Capital | | [illegible] | 94 | [illegible] | 175 |
| | | [illegible] | 1,969 | [illegible] | 3,526 |
| [illegible] | | [illegible] | 2,786 | [illegible] | 6,081 |
| Non-controlling interest | (Note 6) | [illegible] | - | [illegible] | - |
| [illegible] | | [illegible] | 2,786 | [illegible] | 6,081 |
| Accumulated earnings, beginning of period | | [illegible] | 16,125 | [illegible] | 12,830 |
| Plan of Arrangement | (Note 1) | [illegible] | - | [illegible] | - |
| Reclassification of deficit pursuant to Plan of Arrangement | | [illegible] | - | [illegible] | - |
| [illegible] | | [illegible] | $ 18,911 | [illegible] | $ 18,911 |
| [illegible] | (Note 6) | | | | |
| Basic | | [illegible] | $ 0.07 | [illegible] | $ 0.17 |
| Diluted | | [illegible] | $ 0.07 | [illegible] | $ 0.16 |

*See accompanying notes to the interim consolidated financial statements*

# INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

*($thousands)*

| (Unaudited) | For the three months ended June 30, [illegible] | 2004 | For the six months ended June 30, [illegible] | 2004 |
|---|---|---|---|---|
| [illegible] | | | | |
| [illegible] | | | | |
| Net income | [illegible] | $ 2,786 | [illegible] | $ 6,031 |
| Items not involving cash | | | | |
| Depletion, depreciation and accretion | [illegible] | 10,174 | [illegible] | 15,293 |
| Compensation expense | [illegible] | 248 | [illegible] | 321 |
| Trust conversion costs (Note 1) | [illegible] | - | [illegible] | - |
| Future income taxes | [illegible] | 1,875 | [illegible] | 3,351 |
| Non-controlling interest | [illegible] | - | [illegible] | - |
| | [illegible] | 15,083 | [illegible] | 25,046 |
| Asset retirement expenditures | [illegible] | - | [illegible] | (17) |
| Change in non-cash working capital | [illegible] | 43 | [illegible] | (10,970) |
| | [illegible] | 15,126 | [illegible] | 14,059 |
| [illegible] | | | | |
| Issuance of common shares, net of costs | [illegible] | 1,308 | [illegible] | 40,209 |
| Buy-out of stock options (Note 1) | [illegible] | - | [illegible] | - |
| Equipment lease payments | [illegible] | (2,540) | [illegible] | (2,573) |
| Bank indebtedness | [illegible] | 2,485 | [illegible] | 68,218 |
| | [illegible] | 1,253 | [illegible] | 105,854 |
| [illegible] | | | | |
| Capital expenditures | [illegible] | (20,956) | [illegible] | (40,030) |
| Disposition of petroleum and natural gas properties | [illegible] | 10,678 | [illegible] | 10,678 |
| Acquisition of petroleum and natural gas properties | [illegible] | (28) | [illegible] | (111,240) |
| Change in non-cash working capital | [illegible] | (5,902) | [illegible] | 14,893 |
| | [illegible] | (16,208) | [illegible] | (125,759) |
| Change in cash and cash equivalents | [illegible] | 171 | [illegible] | (5,846) |
| Cash and cash equivalents, beginning of period | [illegible] | 135 | [illegible] | 6,152 |
| [illegible] | [illegible] | $ 306 | [illegible] | $ 306 |
| Cash interest paid | [illegible] | $ 728 | [illegible] | $ 888 |
| Cash taxes paid | [illegible] | $ 94 | [illegible] | $ 175 |

*See accompanying notes to the interim consolidated financial statements*

## SELECTED NOTES TO THE
## INTERIM CONSOLIDATED FINANCIAL STATEMENTS

*For the six months ended June 30, 2005 (unaudited)*

*(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)*

*The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. The disclosure which follows is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004.*

Fairborne is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was converted into two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the interim consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 6).

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the period June 1 to June 30, 2005 the technical services fee was $39,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

## SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at June 30, 2005, accounts receivable included $72,500 due from Fairquest.

[illegible]

Under the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. At the time of the transaction, Fairborne and Fairquest were related parties and therefore, the assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

| | |
|---|---|
| Petroleum and natural gas properties and equipment | $ 41,712 |
| Future income tax asset | 1,908 |
| Bank debt assumed | (10,000) |
| Asset retirement obligations | (757) |
| Net assets transferred and reduction in share capital | [illegible] |

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in accumulated earnings as follows:

| | |
|---|---|
| Settlement of outstanding options and warrants for common shares | $ 34,643 |
| Settlement of outstanding options for cash | 9,805 |
| Contributed surplus related to outstanding options | (4,902) |
| Future tax benefit of cash settlement | (3,334) |
| Plan of arrangement costs and reduction in accumulated earnings | [illegible] |

File #82-34836

SELECTED NOTES TO THE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

| | [illegible] | December 31, 2004 |
|---|---|---|
| Petroleum and natural gas properties and equipment | [illegible] | $ 436,826 |
| Corporate assets | [illegible] | 1,032 |
| | [illegible] | 437,858 |
| Accumulated depletion and depreciation | [illegible] | (59,137) |
| | [illegible] | $ 378,721 |

As at June 30, 2005, costs related to unproved properties in the amount of $22.3 million (December 31, 2004 - $31.2 million) were excluded from the depletion calculation.

In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At June 30, 2005 the Trust had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the bank's semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

A reconciliation of the asset retirement obligations is provided below:

| | [illegible] | Year ended December 31, 2004 |
|---|---|---|
| Balance, beginning of period | $ 13,196 | $ 6,165 |
| Acquisitions | – | 5,769 |
| Liabilities incurred | 265 | 1,176 |
| Dispositions | (757) | (643) |
| Liabilities settled | (224) | (189) |
| Accretion expense | 573 | 918 |
| Balance, end of period | $ 13,053 | $ 13,196 |

## SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The following table sets forth a reconciliation of the non-controlling interest for the six months ended June 30, 2005:

| | Number of Exchangeable Shares | Amount |
|---|---|---|
| Balance, beginning of period | - | $ - |
| Issued pursuant to Plan of Arrangement (Note 6b) | 7,000 | 27,859 |
| Interest in accumulated earnings | - | 746 |
| Converted to trust units | (412) | (1,641) |
| Balance, June 30, 2005 | [illegible] | [illegible] |

*Retraction of exchangeable shares*

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At June 30, 2005, the exchange ratio was 1:1. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then-prevailing market price of a trust unit.

The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non controlling interest will be reduced by the carrying value of exchangeable shares converted.

*Redemption of exchangeable shares*

If the number of exchangeable shares outstanding is less that 1.0 million, the exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price"). At any time all of the outstanding exchangeable shares may be redeemed at the Redemption Price and up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annualy at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be redeemed at the Redemption Price.

# SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Trust Indenture provides that an unlimited number of trust units may be authorized and issued.

a) Trust Units of Fairborne Energy Trust

| | Number | Amount |
|---|---|---|
| Balance, beginning of period | - | $ - |
| Issued pursuant to Plan of Arrangement (Note 6b) | 44,979 | 179,006 |
| Exchangeable shares converted | 412 | 4,612 |
| Balance, June 30, 2005 | [illegible] | [illegible] |

During June 2005, 412,289 exchangeable shares were converted to Trust Units at an exchange ratio of 1:1. The market value of Trust Units issued on conversion was $4.6 million resulting in a reduction in non-controlling interest of $1.6 million, an increase in capital assets of $4.5 million and a future tax liability of $1.5 million.

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered from redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption, or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If trust units in excess of $100,000 are tendered for redemption in any month, the trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust for the excess amount.

b) Common Shares of Fairborne Energy Ltd.

| | Number of Shares | Amount |
|---|---|---|
| Balance, December 31, 2004 | 49,202 | $ 220,151 |
| Issued for cash on exercise of options | 75 | 230 |
| Issued on cashless exercise of warrants | 1,425 | 18,267 |
| Issued on cashless exercise of options | 1,277 | 16,376 |
| Reduction in capital for disposition to Fairquest (Note 1) | - | (32,863) |
| Reduction in capital for reclassification of deficit | - | (6,832) |
| Future tax impact of flow through shares | - | (8,464) |
| Exchanged for trust units | (44,979) | (179,006) |
| Exchanged for exchangeable shares (Note 5) | (7,000) | (27,859) |
| Balance, June 30, 2005 | - | $ - |

c) Per unit amounts

The following table summarizes the weighted average trust units and issuable exchangeable shares used in calculating net income per unit:

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | [illegible] | 2004 | [illegible] | 2004 |
| Basic | [illegible] | 38,984 | [illegible] | 35,693 |
| Diluted | [illegible] | 41,955 | [illegible] | 38,558 |

The reconciling items between the basic and diluted average common shares are outstanding Performance Units, Restricted Units, stock options and warrants.

d) Trust incentive plans

In conjunction with the Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of Trust Units issuable under rights granted and outstanding under the Plan shall not exceed 5% of the aggregate number of issued and outstanding Trust Units including the aggregate number of Trust Units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Payouts under the trust incentive plan may be in cash, Trust Units or some combination thereof at the discretion of the board of directors.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units. The estimated fair value of the units granted of $8.5 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

e) Stock options

The following table sets forth a reconciliation of the stock option plan activity for the six months ended June 30, 2005:

| | Number of options | | Weighted average exercise price |
|---|---|---|---|
| Balance December 31, 2004 | 3,624 | $ | 5.40 |
| Granted | 158 | | 14.25 |
| Exercised | (75) | | 2.87 |
| Settled for cash or shares | (3,707) | | 5.83 |
| Balance June 30, 2005 | | $ | [illegible] |

The weighted average fair value of stock options granted in the six months ended June 30, 2005 was $4.50 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 40 percent and expected life of 3 years.

f) Contributed surplus

| | | |
|---|---|---|
| Balance, December 31, 2004 | $ | 1,094 |
| Options granted | | 400 |
| Options exercised | | (16) |
| Options vested under Plan of Arrangement | | 3,424 |
| Options settled for cash and shares | | (4,902) |
| Units issued under trust incentive plan | | 185 |
| Balance, June 30, 2005 | $ | 185 |

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the crude oil fixed price physical sales contracts outstanding at June 30, 2005:

| Period | Volume | Price |
|---|---|---|
| July 1 to December 31, 2005 | 300 bbls/day | Floor of WTI CDN$67.65 |
| August 1 to December 31, 2005 | 300 bbls/day | Floor of WTI US$55.00 |
| August 1 to December 31, 2005 | 500 bbls/day | WTI with a floor of US$55.00/bbl and a ceiling of US$65.20/bbl |
| January 1 to March 31, 2006 | 500 bbls/day | WTI US$60.00 |

The following table summarizes the natural gas fixed price physical sales contracts outstanding at June 30, 2005:

| Period | Volume | Price |
|---|---|---|
| June 1 to October 31, 2005 | 3,000 GJ/day | AECO C Monthly Index with a floor of CDN $7.10/GJ and a ceiling of CDN $8.18/GJ |
| June 1 to October 31, 2005 | 1,000 GJ/day | AECO C Monthly Index with a floor of CDN $7.30/GJ and a ceiling of CDN $8.35/GJ |
| July 1 to July 31, 2005 | 5,000 GJ/day | AECO C Daily Index with a floor of CDN $7.00/GJ and a ceiling of CDN $7.50/GJ |
| July 1 to November 30, 2005 | 3,000 GJ/day | AECO C Daily Index with a floor of CDN $7.00/GJ and a ceiling of CDN $8.00/GJ |
| November 1, 2005 to March 31, 2006 | 2,000 GJ/day | CDN $8.00/GJ plus 50% of the AECO C Monthly Index over CDN $8.00/GJ (floor of $8.00/GJ) |
| November 1, 2005 to March 31, 2006 | 1,000 GJ/day | CDN $8.05/GJ plus 50% of the AECO C Monthly Index over CDN $8.05/GJ (floor of $8.05/GJ) |
| December 1, 2005 to March 31, 2006 | 2,000 GJ/day | AECO C Daily Index with a floor of CDN $8.00/GJ and a ceiling of CDN $10.15/GJ |
| January 1 to March 31, 2006 | 2,000 GJ/day | AECO C Daily Index with a floor of CDN $8.50/GJ and a ceiling of CDN $10.13/GJ |

File #82-34836

UNIT HOLDER INFORMATION

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

KPMG LLP

Gilbert Laustsen
Jung Associates Ltd.

Sproule Associates Ltd.

Royal Bank of Canada
National Bank of Canada
Bank of Nova Scotia
Alberta Treasury Branch

Burnet, Duckworth & Palmer LLP
McCarthy Tetrault LLP

The Toronto Stock Exchange

Trading Symbol:

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual and Special General Meeting of Shareholders.

Robert Hodgins
Investor and Corporate Director

Johannes J. Nieuwenburg
Chairman
C1 Energy Ltd.

Michael E.J. Phelps
Chairman
Dornoch Capital Inc.

Steven R. VanSickle
President and CEO
Fairborne Energy Trust

Richard A. Walls
President and CEO
Fairquest Energy Limited

Rodney D. Wimer
President
Mazama Capital Partners

Steven R. VanSickle
President and CEO

David L. Summers
COO

Aaron G. Grandberg
Vice President Finance and CFO

Shaun E. Alspach
Vice President
Business Development

David S. Cymbalisty
Vice President
Engineering

F. Tom Park
Vice President
Marketing

Gary M. Poirier
Vice President
Production

David E.T. Pyke
Vice President
Land and Contracts

James E. Young
Vice President
Exploration

*Unitholders and interested investors are encouraged to visit our web site: http://www.fairbornetrust.com Historical public documents, corporate information, latest presentation material and press releases are all available. Filings also available at: www.sedar.com*

# FORM 52-109FT2

## *CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD*

I, AARON G. GRANDBERG, Vice-President, Finance and Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

Aaron Grandberg
Vice-President, Finance and
Chief Financial Officer
Fairborne Energy Trust

FORM 52-109FT2

*CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD*

I, STEVEN R. VANSICKLE, President and Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

Steven R. VanSickle
President and Chief Executive Officer
Fairborne Energy Trust

PRESS RELEASE

# FAIRBORNE ENERGY TRUST
# CONFIRMS MONTHLY DISTRIBUTION OF CDN $0.11 PER UNIT

August 16, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.11 per trust unit for the month of August 2005. The distribution will be paid on September 15, 2005 to Unitholders of record on August 31, 2005. The ex-distribution date is August 29, 2005.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-3216

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7751

*Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*